TALON INTERNATIONAL, INC.
                       21900 Burbank Boulevard, Suite 270
                        Woodland Hills, California 91367

                                 April 30, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Ellie Quarles


         Re:      Talon International, Inc.
                  REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-145344)

Ladies and Gentlemen:

         We respectfully request from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-145344) relating to the registration of 1,750,000 shares of common stock of Talon International, Inc. (the "Company"), so that the Registration Statement shall become effective at 4:00 p.m. Eastern Time on Thursday, May 1, 2008 or as soon thereafter as possible.

         The Company acknowledges that:

                  o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

                  o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

                  o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        TALON INTERNATIONAL, INC.

                                        /S/ LONNIE D. SCHNELL
                                        ----------------------------------------
                                        Lonnie D. Schnell,
                                        Chief Executive Officer